Filed by Sirenza Microdevices, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Vari-L Company, Inc.
Commission File No. 0-23866

The following is a transcript of a presentation made by Robert Van Buskirk and Thomas Scannell, Chief Executive Officer and Chief Financial Officer, respectively, of Sirenza Microdevices, Inc., and Charles Bland, Chief Executive Officer of Vari-L Company, Inc., to members of the investment community via teleconference on December 2, 2002:

TRANSCRIPT

OPERATOR

Good afternoon. My name is Mitch and I will be your conference facilitator today.

At this time, I would like to welcome everyone to the Sirenza Microdevices Vari-L Asset Purchase Agreement.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer period. If you would like to ask a question during that time, simply press star, then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key.

Thank you, and we’ll now turn the call over to Mr. Tom Scannell, Chief Financial Officer. Mr. Scannell, please begin.

TOM SCANNELL—SIRENZA MICRODEVICES—CHIEF FINANCIAL OFFICER

Thank you Mitch.

Good afternoon and thank you for joining the management of Sirenza Microdevices for our teleconference with interested members of the investment community concerning today’s announcement about our agreement to purchase substantially all of the assets of Vari-L Corporation.

Today we’ll discuss with you the terms of this acquisition and our expectations for performance for the combined companies in 2003.

Joining me is Bob Van Buskirk, President and CEO of Sirenza Microdevices and Charles Bland, President and CEO of Vari-L.

First, Bob will discuss the key strategic and financial aspects of the agreement, and our current outlook for the fourth quarter.

Chuck will then briefly cover consolidation of the two companies, and then I will follow with a 2003 financial outlook for the combined companies. Then we’ll open the call up for questions.

Please be advised that the matters discussed in this teleconference contain forward-looking statements regarding future events, including the proposed timing and execution of the close of the acquisition of Vari-L’s assets by Sirenza, and the subsequent integration of assets, management teams and company processes, the synergies in Vari-L and related benefits in vision by Sirenza to its and Vari-L’s customers. In addition, we will be making statements regarding the future financial performance of the company. Among other things, we will be giving you an outlook on Sirenza’s anticipated financial performance for the fourth quarter of 2002 and the combined company performance for 2003.

We wish to caution you that such statements are in fact predictions that are subject to risks and uncertainties and actual events or results may differ materially. The factors that could cause actual results or events to differ materially include but are not limited to the inability to close or a delay in the closing of the Vari-L asset acquisition, failure to successfully integrate assets, management teams and processes of the two companies, in particular the consolidation of the manufacturing facilities in the Denver area and the anticipated cost savings associated with such consolidation; the actual amount of charges and transaction expenses associated with the acquisition; inability to secure expected synergies with Vari-L, and the related benefits envisioned by Sirenza; the actual amount drawn by Vari-L on a secured bridge loan with Sirenza; the possibility that the purchase price, and therefore the number of common shares issues and cash paid, may increase due to a net asset adjustment to the purchase price that is provided for in the definitive agreement; negative response by customers of Sirenza or Vari-L to the acquisition; the integration and financial performance of the company’s new integrated power products business areas within Sirenza and the resulting benefits of this business combination to Sirenza; finally, our customers in the wireless or wire line infrastructure markets reducing planned production volumes, delaying the build out and implementation of next generation equipment decreasing the demand for RF components, exerting pressure on the pricing of our components.

All of the above mentioned factors could happen individually or in combination. If they were to occur, they could result in the under-utilization of our manufacturing facilities and increase the costs related to the respective factors.

Additional factors that could cause actual results to differ materially from those in the forward-looking statements are included in the company’s filings with the Securities and Exchange Commission, specifically, the company’s latest 10-K, filed in March, 2002, and Form 10-Q, filed in November of 2002. The company undertakes no obligation to update the forward-looking statements at any time or for any reason.

In addition, Sirenza intends to file a registration statement on Form S-4, in connection with the acquisition, and Vari-L intends to mail a proxy statement and prospectus to its shareholders in connection with this acquisition. Investors and security holders of Vari-L are urged to read the proxy statement and prospectus when it becomes available because it will contain important information about Sirenza, Vari-L and the transaction. Now, I’ll turn it over to Bob.

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

Thanks, Tom. I’ll spend a few moments updating our current quarter outlook and then provide some insight into the strategic rationale for the asset acquisition. Chuck Bland, who will join Sirenza as our Chief Operating Officer when the acquisition is completed, currently targeted for next quarter, will also provide some commentary on our current plans for consolidating our operations in the Denver area.

Today we’ve confirmed our previously stated outlook for the fourth quarter results ending December 31, 2002. Our outlook is for up to a 5% sequential growth in net revenues from the 5.2 million reported for the third quarter, a net loss under accounting principles generally accepted in the United States, or GAAP, of approximately 4 to 6 cents per basic share and a pro forma net loss of approximately 3 to 5 cents per basic share. Pro forma net loss excludes the effects of amortization of deferred stock compensation and intangible assets and any restructuring charges related to the acquisition of Vari-L.

Let me, at this point, say that I and the senior management at Sirenza and Vari-L believe this business combination will be positive for our customers as the communications equipment industry moves forward, and out of the recent downturn. As we’ve been indicating throughout 2002, our business at Sirenza has stabilized and has shown recent signs of some improvement as measured by customer orders and the consistency of quarterly product shipments. In a rather substantially down year for infrastructure equipment, with estimates as high as 25 to 30% year over year decline, our current outlook has us growing in the range of 5% year over year. While this growth is certainly not as much as we’d like, it still represents some measure of accomplishment in a very challenging marketplace.

Now, turning to the strategic rationale for acquiring substantially all of the assets of Vari-L, let me first begin with an overview of the current infrastructure equipment industry, reflecting insights provided to me by our major OEM customers during my recent meetings in Europe and Asia.

Our major customers are communicating to us through their actions and their words several strategically important points regarding future success for RF component suppliers. One: size matters. Component suppliers must achieve a certain critical mass in operations, technology, product depth and breadth and financial resources to be considered a global partner to these very large, multi-national, multi-standard, multi-protocol equipment providers. As the OEMs continue their internal right-sizing to align with their end markets, their internal resources for developing and sourcing high-performance RF components are being significantly reduced. The OEMs are looking to buy more from fewer suppliers, and looking for suppliers who have the design, manufacturing and financial mass to remain a viable long-term partner in this challenging marketplace.

Two, OEM consolidation is likely. This consolidation signals to companies like Sirenza that being versatile in technology, products and communications protocols, such as GSM, CDMA, TDS-CDMA is vital as a competitive advantage. Being positioned to serve global end markets with particular attention on Asia for near-term growth, with a wide range of RF component products using advanced technologies for all major network standards is a crucial—or is crucial to the success of a comprehensive RF component supplier going forward. Obviously, this OEM consolidation could have a trickle down consolidation effect on the RF component supplier base.

Number three: equipment cost reductions is a must have for our end customers. The competition for GSM, Edge and GPRS, as well as various CDMA network contracts is getting fiercer as older network equipment production slows, and in some cases actually ceases—for example, TDMA—and network deployments are now targeted at second and third tier end markets, where cost is a primary factor.

With the declines in the overall market, the emergence of some serious competition from Asian OEMs, the major reductions taken in internal technical and operational resources at the OEMs, and the increase in the role of contract manufacturers, the demand for lower cost equipment is intensified. Additionally, this cost pressure is also carrying forward into the third generation networks.

Number four: a global footprint is required. A successful RF component supplier must have sales channels and customer support capabilities, and perhaps more importantly, technical resources deployed globally. Focus on just North America or just Europe or just Asia will not prove successful. Being aligned with the top tier OEMs and the dynamics of their end markets will be a key success discriminator for RF component suppliers going forward.

Number five: RF component and equipment integration is vital to keep pace with intensifying cost and competitive pressures. A major question facing OEMs is how to reduce costs in a period of low and slow ramping production levels? And at the same time, how do they do this with fewer internal RF resources? Add the growing role of contract manufacturers, and you have the ingredients for a major thrust toward higher levels of component integration. If sheer volume can’t drive sufficient costs out of their equipment products, then cost savings through integration will and has become a cornerstone of their component sourcing strategy.

Of the combined management of Sirenza and Vari-L has confidence that this business combination will better enable us to address the strategically important points I’ve just outlined.

First, our combined projected revenue for 2003 is in the range of 45 to $50 million, giving us the much needed math and size our customers are telling us and we also believe we need to be the leading RF infrastructure component supplier in the industry. We will be better able to supply our customers substantially all the active, high-value, high-performance RF components required for transmit and receive applications in communications equipment. Essentially doubling our revenue will give us more influence and a better management platform to manage our outsourced manufacturing and tests of contractors.

One other benefit of this major step up in size and product breadth is a greater ability to offer our customers a more complete product solution, which will provide a better balance of performance and price for a wide range of applications.

Second, when OEM consolidation occurs, as we believe it will, we will be perhaps uniquely positioned to consolidate our support for the surviving OEMs. We will be better able to leverage our broader, top-tier OEM relationships, moving from one top-tier customer above ten percent of our revenue, Ericsson, to at least three, adding in Motorola and Nokia, and with both Lucent and Siemens not far below that level for next year.

Sirenza has established a strong position in China and Asia with OEMs such as Huawei and ZTE and we can now look to increase our penetration there with a broader solution set.

We are not leveraged to any particular mobile telephony standard as we have distributed revenues and/or design wins in two-and-a-half, two and 3G platforms, such as GSM, CDMA, and TDS-CDMA standards.

Third, perhaps the most compelling rationale for the Sirenza/Vari-L combination will be our greatly enhanced ability to work with our customers to reduce the cost of their equipment through our broader product portfolio and global sales channels. In other words, we’ll sell them more and do it more efficiently through deeper, direct and distribution channels and we will be able to work with their internal designers to more fully integrate the key RF functions required for cost reductions in existing equipment and in cost improvements for future equipment production. We’ll also be in a better position to support the contract manufacturers as they increase their role through our broader product portfolio and performance matched RF components that work hand-in-hand in various receive and transmit applications.

And the fourth area is that the new Sirenza Microdevices will have a strong presence in all the major global regions. Our projected revenues will be split roughly one-third North America, one-third Asia, and one-third Europe. We will have more direct sales personnel in the field supporting key customers along with increased applications engineering resources in our design centers to respond to customers’ product application needs. And we’ll work with our distribution channel partners Avnet and Richardson Electronics to broaden the products offered, such as VCO and passive product families, as well as new high-performance mixer line-ups. We’ll be able to reach all major OEMs throughout the world through direct sales and distribution channels with an industry-leading product portfolio.

And finally, an additional rationale for this combination is in the area of end market diversification.

Vari-L has maintained a solid base of high-rel military sales that can be leveraged through the addition of Sirenza’s IC and module products. Sirenza has historically not pursued this market due to the high-rel business infrastructure required to support these customers. We can now find new sockets and new revenue sources for existing Sirenza products sold through these internal capabilities. This can be a high value source of synergistic sales that we’ve currently not captured in our 2003 projections.

Now let me turn my attention to valuation regarding our acquisition agreement. It should be noted again that we are acquiring substantially all of the assets of Vari-L and assuming certain liabilities primarily associated with the design, production and sale of products shipped in the last 18 months. Other key agreement terms are outlined in the press release issued earlier this afternoon. Let me outline the salient points regarding the value of Vari-L’s assets to Sirenza. We are acquiring one: an established top tier customer base in both and commercial high-rel markets, and two: a technological leadership position in frequency control and signal processing that interleaves very well with Sirenza’s established RF expertise, three: a stable high-rel military and government revenue stream, and four: outstanding low cost hybrid and multi-chip module manufacturing expertise, also easily leveraged and integrated with current and planned Sirenza MCM products. In return, Vari-L can leverage Sirenza’s RF IC expertise and products into current and future VCO and signal source components, and five: we are acquiring a strong management and technical team to augment the Sirenza team and we are also acquiring a scarce industry resource, namely a company of roughly equal size, focused on the same end market, and working with the same OEMs with complementary products, technology and manufacturing. There are a very limited number of other companies, private or public, that can offer this range of attributes to Sirenza and to our customers. We see this asset acquisition as highly strategic.

Tom Scannell will detail later our outlook as to next year’s performance as well as certain cost savings driven by our consolidation. Chuck Bland will also briefly outline our current thinking as to consolidation. I want to spend a few more minutes outlining the relevant valuation metrics to this agreement.

Let me again remind that this is an asset deal and not an agreement to purchase Vari-L’s outstanding stock. With that we assume certain, only certain liabilities and we leave behind liabilities and associated costs typically incurred in a stock transaction. One point to be made here is that the use of a current stock value or market capitalization multiple or metric, we don’t see as relevant in terms of this asset agreement with Vari-L. Within the current expectations regarding final cash and stock terms, Sirenza will be paying a net consideration representing approximately 13% of our equity to acquire assets that project to more than 45% of our ‘03 revenue and more than 40% of our ‘03 gross profit. Also, we will be paying in total consideration, versus a comparable set of public companies, a .76 times multiple of trailing 12 months revenue versus a comparable multiple mean of 1.04 with an upper range of 1.78 times trailing 12 months revenue. We will also be paying a multiple of 2.32 of trailing 12 months’ gross profit, versus a comparable mean multiple of 3.18, and an upper range of 6.24 times trailing 12 months’ gross profit.

We’ll also be paying .66 multiple of projected ‘03 revenue, versus a comparable mean multiple of 1.05, and an upper range of 1.60 times projected ‘03 revenues. And if we look at a multiple of revenue for comparable public and private company transactions completed in 2001 and 2002, again, we are paying .76 times trailing 12 months’ revenue, where the median comparables in this transaction set are at 1.42 times, and the range goes as high as 9.49 times trailing 12 months’ revenue.

Of course, we’ve looked at this from many angles, and we’ve concluded that these relevant financial metrics, combined with the compelling strategic nature of the transactions are a major step forward for our stockholders, our customers and our employees. We also believe that this combination should provide a significant opportunity to enhance stockholder value in the coming years.

Now, let me turn the call over to Chuck, and he’ll outline some of our thoughts on company consolidation. Chuck?

CHARLES BLAND—VARI-L—PRESIDENT AND CHIEF EXECUTIVE OFFICER

Thanks, Bob.

Let me take a moment to echo Bob’s comments regarding the strategic value of combining the assets of Vari-L and Sirenza. We’ve been working closely with the Sirenza management, sales and technical teams these past few weeks, and have been able to see first hand the potential product sales, and operational synergies that exist between the two companies. And let me also state that the Vari-L management team definitely supports the observations Bob made regarding the industry, the customers, and how the new Sirenza will compete in that industry.

At this point, let me take a minute to comment on Vari-L’s recent past as a public company. Vari-L is recognizing this year its 49th year in business, and we have had some great successes, and unfortunately some prior financial reporting problems that resulted in a series of lawsuits. The periods involving the financial misstatements were prior to June of 2000. I joined the company as CEO in May of 2001, and we also recruited a new CFO and Controller. We also retained KPMG as our new auditor, and we have reconstituted our board with the majority of the board made of new members, all outside directors, except me.

We are very fortunate that during this period the technical leadership of Vari-L remained intact. We’ve negotiated settlements to all of the outstanding lawsuits involving the company. One important item to note is that because Sirenza is purchasing the assets of Vari-L, it is expected that any current or future liabilities arising as a result of these lawsuits will remain with Vari-L after the transaction is complete.

Now, as to the consolidation of operations, the combined company will remain true to its fabulous operating model, and that all semiconductor wafer fabrication will continue to be done through external wafer fabs. We will retain the distributive design center approach with designers in Sunnyvale and Torrance, California; Tempe, Arizona; Denver, Colorado; Dallas, Texas; and Ottawa, Canada. We plan to consolidate all production, manufacturing, assembly and tests in the Denver area at a new facility to be occupied in the third quarter of 2003. All integrative circuit packaging will continue with established external packaging vendors. We will continue, and selectively we will intensify our efforts underway in both Sirenza and Vari-L to outsource manufacturing, assembly and test for non-critical, non-value discriminating operations.

The planned consolidation could yield a total savings of up to approximately 10 to $11 million per year on a run-rate basis. We are planning on an operations plus operating expense head count reduction of approximately 20 percent across all functions with general and administrative head count reduced by nearly 40 percent.

We will have approximately 56 engineers or about one-fourth of our total head count in design engineers post-consolidation. Our facilities will be reduced by roughly 10 percent in total square footage, but by nearly 30 percent in total cost next year as we combine operations in new space.

Tom will provide more detail on the combined operations in a moment.

In summary, I’d like to note that the top management teams have worked together to prepare the 2003 projections, and we are looking for opportunities to initiate agreements between the companies to share services wherever possible to accelerate the near-term cost savings and to gain momentum heading into next year and into the anticipated consolidation activities in the first half of 2003.

Now Tom, I’ll turn it over to you for your comments.

TOM SCANNELL—SIRENZA MICRODEVICES—CHIEF FINANCIAL OFFICER

Thanks Chuck. Please note in my comments, that whenever I use the phrase Sirenza, I mean the currently existing Sirenza, including its new integrated power products business area. I will use the term combined companies or Sirenza Vari-L for this call to refer to the proposed company, post-acquisition. After the acquisition is completed, the company will simply be referred to as Sirenza Microdevices.

Let me first confirm some of the numbers that Bob gave you earlier and were in the press release. We are acquiring the assets of Vari-L for a consideration of closing of $13.6 million in addition to our initial loan of 1.4 million, used by Vari-L to pay off a previous credit line. The total aggregate consideration is 15 million. The final settlement amount of 13.6 million will be lowered at closing by the amount of draw down Vari-L takes on the initial Sirenza loan above and beyond the initial 1.4.

At the present time, we expect Vari-L will draw down an additional 2.5 million between now and the expected closing in Q1. In addition, the final price could be slightly affected by a net asset adjustment, based on changes in specific assets and liabilities from September 30th to the closing. We do expect that this amount will be immaterial; therefore, we expect to pay about $11 million at closing, approximately $5 million in cash, and $6 million in stock. The stock price was fixed as of today at the 15-day trailing average of approximately $1.44 a share so that we will be issuing about 4.2 million shares. This represents about 13 percent of our stock outstanding at the time of closing.

All of these numbers are contingent, of course, on the successful closing of the agreement and the amount of loan draw downs used by Vari-L.

Let me next talk about our current outlook for the next year as a combined company. Before I give you these numbers, I want to remind you again that they are preliminary and are subject to further refinement. They are also subject to all the risks listed at the top of the call. I should also note that these numbers were arrived at jointly between Vari-L and Sirenza and represent the best thinking of both teams as of this date. We also do not assume any responsibility to update these numbers at any time or for any reason.

I’ll first give you a set of numbers that I will refer to the management numbers. These management numbers reflect the following assumptions. Vari-L and Sirenza combined as of January 1st, 2003, in other words, the management numbers represent a full 12 months of the combined company. This view gives a much better look at what the combined companies can do. The numbers also fully reflect the cost savings derived from the consolidation of manufacturing operations in Denver in late Q2.

The management numbers also exclude all amortization of intangible assets, deferred compensation and restructuring and relocation costs.

So with that said, let me say the midpoint of our outlook for revenue for next year is $48 million, pretty much split evenly between Sirenza and Vari-L. At the present time, we would put a 5 to 7% band on either side of this number. Our midpoint outlook for the combined company’s gross margins, for the full year is right about 50%, with the company exiting the year in the mid 50% range. We would put a band on these numbers of 3 to 5 points, affected by the volume through the plants, the date of consolidation in the plants and the success of that consolidation. Please note, once again, that this 50% is a management outlook.

As regard expenses, our midpoint outlook for R&D, sales and marketing and G&A is about $23 million for the full year with a $2 million band on either side, depending on the revenue level and economic factors. Please not that these numbers as management numbers are exclusive of any charges related to the termination of employees, relocation of employees and expenses of moving to and outfitting the new buildings. For the year, our midpoint outlook for management and net income is right about $2 million, or 6 cents per share. The net income numbers and the earnings per share are the result of a combination of all the above factors and all the mentioned risks. Obviously, these numbers could vary quite a bit, depending on the confluence of events. At the present time, with all the information that we have at this point, we think the EPS numbers could vary as much as a penny or two on either side of the 6 cents per share.

Now, let me switch gears and give you some GAAP-based numbers. These assumptions and the following set of numbers are that one—the companies actually combine at the end of February, it includes all amortization of intangible assets, amortization of deferred compensation and restructuring and relocations are included in these numbers, and finally, the restructuring charges of approximately $1 million are taken in Q4 of this year, in other words, Q4 of ‘02.

So, the revenue outlook remains approximately 48 million, again with a 5 to 7% band. The base management gross margin number of 50% could have an additional 1 or 2 point reduction if the operations related expenses for consolidating the plants and relocating the people is charged to cost of sales. This amount, which we are estimating to be about 6 to 700K, may, in fact, be captured in a separate line item, either as restructuring or as an extraordinary item. The core operating expenses, SG&A and R&D could increase by 2 to 300K with the addition of some relocation costs in each one of the line items. Again, as with cost of sales, these line items may appear as a separate line item, or these costs may appear as a separate line item. Finally, in regards to expenses outside of the core ones just mentioned, our midpoint outlook for amortization of deferred comp for the year is 820K and for amortization of intangible assets is about 576K.

As this all results in a GAAP net loss number for the year of about 800K and an LPS range of about a penny loss to a 4-cent loss. At the present time, given all the factors mentioned above, our expectation is that the deal will be accreted in Q2. As regards break even, we expect the combined companies to have both positive earnings and positive cash flow in Q3 of next year. I want to emphasize that this positive earnings and positive cash flow is on both a GAAP and a management basis.

Break even quarterly sales should be about 11½ to 12 million. Our current analysis is that the acquisition achieves payback on a cash flow basis, by Q4 of 2004 or possibly Q1 of 2005. Based on this current outlook, we believe that a business combination will be positive for our stockholders. When we get fully consolidated in Colorado and make the related adjustments to our head count, overall, our current outlook is that we lower our combined company expenses—operations, G&A, sales and marketing, R&D—about two to three million dollars a quarter. Our current view is that after we combine, we will reduce our standalone operating expenses for 2003 by seven to eight million dollars.

Looking at the balance sheet, our current outlook regarding A/R is to keep our DSOs in the low to mid-40s, our inventory turns in the four to five range, and we are planning on spending about two to three million dollars in new capital.

Putting it all together, we currently project that our low point in cash will occur in either Q2 or Q3 of next year, above the $20 million mark, and then it will turn positive and remain positive.

Well, that’s all my comments. I’ll turn the call over to the operator and open it up for questions. Mitch?

QUESTION AND ANSWER

OPERATOR

At this time, I would like to remind everyone in order to ask a question, please press star, then the number one on your telephone keypad.

We will pause for just a moment to compile the Q&A roster.

Your first question comes from Blaine Carroll with Adams, Harkness & Hill.

BLAINE CARROLL—ADAMS, HARKNESS & HILL

Yes. Thank you and congratulations on the transaction.

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

Thank you.

BLAINE CARROLL—ADAMS, HARKNESS & HILL

Makes a lot of sense. Congratulations on the fourth quarter, as well. It’s good that’s contracting (ph) well.

Well, a couple of questions. First of all, as far as the products goes, is there some integration that needs to be done with the Vari-L products and the existing Sirenza products, or do they end up being sold as two standalone products?

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

The first order (ph) today, Blaine, they’re sold as two standalone products. They’re complementary in that we’re on the same board, but we don’t do any frequency source or signal processing components in the areas that they do, and obviously the reverse is true.

Now, there are some inter-company sales of IC products that we would look for. They use some of our IC products in their products, but that’s a pretty limited set today. So, to first order (ph) ‘03 will be primarily standalone products, but obviously, we’re looking for opportunities to integrate what we do and they do as we move into the year.

BLAINE CARROLL—ADAMS, HARKNESS AND HILL

OK. Do I assume that Vari-L’s 10 percent customers are Nokia and Motorola?

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

I think that’s true. Chuck, would you ...

CHARLES BLAND—VARI-L—PRESIDENT AND CHIEF EXECUTIVE OFFICER

Yeah. Nokia and Motorola are the two big ones. The other customer that we have a large position with is Siemens.

BLAINE CARROLL—ADAMS, HARKNESS AND HILL

OK. And then, I guess as we look at Motorola specifically, is there any risk to that revenue based on the Xemod acquisition?

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

No, Blaine. I think the Xemod numbers are fully included in the numbers that we gave you.

BLAINE CARROLL—ADAMS, HARKNESS AND HILL

OK. But, there’s no competitive issue with Motorola as you sort of enter into that LB (ph) [Inaudible]?

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

No. We really don’t intend to take Motorola on head on. Our products are more modular orientated, and down in power a little bit from where Motorola’s sweet spot is.

BLAINE CARROLL—ADAMS, HARKNESS AND HILL

OK. And then, Chuck, could you give us a breakdown of your revenue by end market?

CHARLES BLAND—VARI-L—PRESIDENT AND CHIEF EXECUTIVE OFFICER

Yeah. About 70 percent of our total business is in commercial signal source products, and 30 percent is in military or hi-rel areas.

BLAINE CARROLL—ADAMS, HARKNESS AND HILL

OK. So, 30 percent is the military piece?

TOM SCANNELL—SIRENZA MICRODEVICES—CHIEF FINANCIAL OFFICER

Hey, Blaine, as a follow up point of clarification to your earlier question—sticking with our rather conservative nature, the ‘03 projections we’ve given you do not capture any synergistic sales of integrating Vari-L and Sirenza products, nor finding homes in hi-rel military sockets for Sirenza products.

BLAINE CARROLL—ADAMS, HARKNESS AND HILL

OK.

UNIDENTIFIED PARTICIPANT

Obviously, there are places to integrate, and some of the synergy will come from the fact that wherever there’s an oscillator on the board, you’re going to have amplifiers and other circuits that we build around it.

BLAINE CARROLL—ADAMS, HARKNESS AND HILL

OK. Makes sense. And then, last question and I’ll pass it on, and again, what type of visibility do you have into ‘03, or more specifically what is your turns business been per quarter?

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

Turns, meaning inventory turns?

BLAINE CARROLL—ADAMS, HARKNESS AND HILL

No, no, your turns, how much of your sales comes from backlog versus quarters that are received during the quarter and introduced?

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

Yes, I think, you know, we suffer from lack of visibility. I think many people in the industry do, we, our order of visibility is 30 to 60 days out. Typically we receive orders around the 15th of the month for product to ship within the next 45 to 60 days. So it’s much different than it was two years ago when product was tight and we had visibility five to six months out. So it’s fairly near term right now, but it’s getting better. We’re starting to see, customers are giving us longer leadtime orders now than they have, say two quarters ago.

BLAINE CARROLL—ADAMS, HARKNESS AND HILL

OK. So it’s typical industry.

UNIDENTIFIED PARTICIPANT

Yes.

BLAINE CARROLL—ADAMS, HARKNESS AND HILL

OK. Great, and congratulations on the deal.

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

Thank you.

OPERATOR

Again, ladies and gentlemen I would like to remind everyone in order to ask a question, please press star-one on your telephone keypad.

Your next question comes from Michael Burns (ph) with Morgan Keegan.

MICHAEL BURNS—MORGAN KEEGAN

Congratulations on the deal as well. Just a couple of quick questions for you. In terms of Vari-L being accretive in the second quarter, and you are projecting break-even for everything in the third quarter.

CHARLES BLAND—VARI-L—PRESIDENT AND CHIEF EXECUTIVE OFFICER

That’s correct.

MICHAEL BURNS—MORGAN KEEGAN

OK, then also cash flow being positive in that third quarter. Now in terms of the cash burn, you know, going into March and then into June, can you give us any sense of how that sort of ramps there or declines, I guess?

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

Well I guess the best way to say it is that we think that the low point of the cash will likely be, you know, Q2 or maybe early Q3, but we’ll never get much below 20 million.

MICHAEL BURNS—MORGAN KEEGAN

OK. I guess let me ask you this, I mean, you suggested that, you know, that the midpoint of your revenue expectation at 48 million that roughly half’s from Sirenza, the current Sirenza and half from Vari-L. That does suggest, you know, perhaps four percent plus growth over this year. What are you hearing from your customers in terms of forecast to suggest that the, you know, that’s going to be the case? I mean, we’re still hearing indications of perhaps it’s going to be down next year. You know, what kind of forecast are you seeing from them that gives you some confidence there?

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

Well, you know, back to my overall comments that we’re going to grow if we hit the guidance that we just confirmed about five percent year-over-year, in a market that was down 25 to 30 percent. You know, the industry comments I’ve heard is that we probably won’t reach that low level of decline again this year. So that gives us a little comfort heading into next year.

But we’ve also met with all of the key OEMs throughout Europe and Asia and, in fact, have done our fourth quarter annual contract negotiations with all of the key suppliers, Nokia, Ericsson, Siemens and so forth. And so based on the bookings trends, the acceleration of bookings that we’ve seen in this quarter, both in direct and distribution channels and based on our negotiations and contracts updates that we’ve had with the major OEMs, we think that the 48 million as a midpoint is a pretty reasonable number.

MICHAEL BURNS—MORGAN KEEGAN

OK, great. And I guess following along with that, with the contract negotiations that you’ve done, what are you seeing in terms of a pricing environment then?

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

Well I’ll say that, and I use the word specifically that cost reduction is a must-have for the customers now. I think for quite a while in this industry it was a kind of a nice-to-have. I think it’s moved in the direction of must-have, but they’re pretty much between a rock and a hard place, “they’re” meaning the OEMs, because they need to wring out significant levels of cost, but they don’t have the volume to do it. And that’s where this integration, as a cornerstone of their sourcing strategy, we see as very, very important.

They’re telling us that they do need to reduce costs because of competitive pressures, second and third tier end market targets, TDMA as a cash cow network going away, those kinds of things. And so the cost pressure, I would say for them to reduce, is starting to build and for example, one of the ways that Vari-L has addressed this is they had stand alone VCO products for many years and they have started to move into integrated PLL products, which have higher value both from a performance as well as an assembly vantage point to the end customers. And their ASPs are actually increasing by a factor of 2 to 3 X in that integration. So our view is cost pressures are here, we need to be prepared to react to them and customers are working with us.

One other indication that they’ve given us and I’ve mentioned this before, is quite often OEMs used to want to do balance reduction sourcing. In other words, 60% supplier A and 40% supplier B. They are now more comfortable moving into what we call winner take most environments, where they are willing to give a single supplier 70 or 80% of the production in order to get a better price. So with links aligning and linking with the end customers and working with them on integration is the way we see our way through increasing cost pressures.

MICHAEL BURNS—MORGAN KEEGAN

OK. Well, great, thanks very much guys and congratulations.

OPERATOR

Your next question comes from Mike Seelander (ph) with Deutsche Bank.

MIKE SEELANDER?—DEUTSCHE BANK

Couple of housekeeping questions first of all. I believe you mentioned a $1 million restructuring charge in Q4?

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

That’s a possibility. Yes.

MIKE SEELANDER?—DEUTSCHE BANK

And that’s on the Sirenza side then?

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

Yes.

MIKE SEELANDER?—DEUTSCHE BANK

OK. And with regards to what then?

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

Well, that restructuring now is restricted to people-related things. So severance pay, benefits, out-placement, that sort of stuff.

MIKE SEELANDER?—DEUTSCHE BANK

But that’s tied to the Vari-L acquisition?

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

Yes.

MIKE SEELANDER?—DEUTSCHE BANK

OK. And then, you also, just another housekeeping question. You said the deal would be break even in Q2 and positive in Q3?

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

No. What I said was it would be accreted in Q2 and it looks like, based on our modeling, that it’ll be cash flow positive and earnings positive in Q3 both on a GAAP and a pro forma basis.

MIKE SEELANDER?—DEUTSCHE BANK

OK. Good enough. Two last questions, then. You talked about, obviously, your OEMs are probably apprised of what you were considering, do you have any feedback from them as far as their reaction to the acquisition and second of all, for Vari-L, if you could run through the consolidation again, your facilities, which locations are closing?

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

OK. I’ll take the first half. While I was visiting OEMs in China, Asia and throughout Europe, of course, I couldn’t talk about the deal being defined, but it was public because of our prior bridge loan agreement with Vari-L. So we were able to publicly discuss the combination and I would say that we got a rousing level of support from the OEMs. Again, we were talking with them about how to improve, you know, their business going forward and how we can better integrate components at their interest in reducing the supplier base and their issues with having fewer and fewer internal resources to take care of RF suppliers and their issues in dealing with contract manufacturers. So all of it added up to, we want to buy more from fewer suppliers and we want to make sure that those suppliers are viable long term so you need to get bigger and do more for us. So it played in very well, in fact, with what they were looking for. And Vari-L’s products are highly respected — both in the quality and performance standpoint in the industry.

Chuck, the consolidation question?

CHARLES BLAND—VARI-L—PRESIDENT AND CHIEF EXECUTIVE OFFICER

Sure. We currently—Vari-L currently occupies four buildings in Denver, all within about a mile of each other. We have about 70,000 square feet. Because we’re in four different buildings, we’re not very—we’re fairly inefficient. Our use of space and replication of hallways and things like that that we think we can significantly reduce our square footage needs if we get into one building.

The other more important thing is that we replicate things like stock rooms, inventory, and all the attendant overhead that goes with manufacturing in four different facilities. Getting into one facility will allow us to significantly reduce our manufacturing overhead.

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

Let me make a point about the deal structure here. Those leases on the Vari-L buildings are, in fact, one of the liabilities that are left behind in this structure. So, our ability to move from those facilities into a new facility is very straightforward.

Coincidentally, our production facility here in Sunnyvale is also terminating its lease about the time we would be moving, so for any of you interested in how will we extricate ourselves from leases and get into the new facility on a timely basis, we should be very well equipped to do that.

Also, we’re dropping—we would consolidate into about 10 percent less space. But the cost of that space will be 30 percent lower, which is obviously a big advantage.

Now, in addition, there are certain inducements on the part of states like Colorado to get companies to consolidate and move there, and we haven’t factored those into any of the cost savings or any of the projections.

But the facility story at this point looks to be a pretty solid one.

MIKE SEELANDER?—DEUTSCHE BANK

And that 10 percent less, 30 percent lower cost—that’s the aggregate of both Vari-L and Sirenza?

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

That’s correct.

UNIDENTIFIED PARTICIPANT

That’s right.

MIKE SEELANDER?—DEUTSCHE BANK

All right. Thanks much.

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

Thank you.

OPERATOR

Again, ladies and gentlemen, I would like to remind everyone, in order to ask a question, please press star, then the number one on your telephone keypad.

Your next question comes from Aaron Marsh (ph) with Amaron (ph) .

AARON MARSH—AMARON

Hi. Can you guys talk about the status of your stock buyback, and also, did I hear you give a figure for the low value of — that the cash balance sheet would reach?

TOM SCANNELL—SIRENZA MICRODEVICES—CHIEF FINANCIAL OFFICER

Well, I’ll take the second part. Yeah, based on the projections that we’ve done on the combination with all the assumptions and all the risks that we mentioned, it looks like the low point in the cash — it won’t drop below 20 million.

AARON MARSH—AMARON

And what is it before the ...

TOM SCANNELL—SIRENZA MICRODEVICES—CHIEF FINANCIAL OFFICER

Well, right now it’s 36, I believe.

AARON MARSH—AMARON

OK. And in terms of the status of your stock buyback?

TOM SCANNELL—SIRENZA MICRODEVICES—CHIEF FINANCIAL OFFICER

The stock buyback has been active. If you look at our 10-Q, you can see that we did buy some back. But however, while we were in the dealings with Vari-L, we had to step out of the market,

because obviously we had, you know, material inside information. But, now that the transaction is over, we will, once again, you know, do whatever’s appropriate in terms of the stock price.

AARON MARSH—AMARON

Thank you.

OPERATOR

Your next question comes from Michael Burns (ph) with Morgan Keegan.

MICHAEL BURNS—MORGAN KEEGAN

Hey, guys. I just have one kind of quick housekeeping update. In terms of the fourth quarter here, do you have any sense on impact to the sales for previously reserved products that you’ve had in the past?

UNIDENTIFIED PARTICIPANT

It should be—based on everything that we know now, it should be pretty much in line with what we said on the conference call for the end of the quarter; about $500,000.

MICHAEL BURNS—MORGAN KEEGAN

OK. Let’s see. One other thing then, I guess. In terms of your final cash position after all this sort of gets sorted out, and after some payments to Vari-L et cetera, I’m calculating roughly about 28 million, you know, post the acquisition finishing and then, at the start of the next year. Is that about right? You know, and that’s not including any restructuring costs or anything that we’d be paying this quarter.

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

I would say, I would say that number’s a little bit on the high side.

MICHAEL BURNS—MORGAN KEEGAN

OK. OK. All right guys, thanks a lot.

OPERATOR

Again ladies and gentlemen, if you would like to ask a question, please press star-one on your telephone keypad.

Gentlemen at this time, there appear to be not further questions. Do you have any closing remarks?

ROBERT VAN BUSKIRK—SIRENZA MICRODEVICES—PRESIDENT, CEO, AND DIRECTOR

Yes, I do. Thanks again for joining us today. We look forward to completing the acquisition and integrating Vari-L’s assets with our own to enhance Sirenza’s competitive strength to better support our customers and to build a larger profitable company.

Tom and I will be available by phone the rest of today for any follow-up questions you may have. Our next scheduled teleconference will be in late January of 2003 when we report our results for the fourth quarter and for the full year 2002.

Thank you again and good afternoon.

OPERATOR

Ladies and gentlemen, this concludes today’s conference. You may now disconnect.

*******

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements regarding future events or results, including Sirenza’s current expectations of fourth-quarter 2002 and fiscal year 2003 financial results; the proposed acquisition of Vari-L’s assets and assumption of specified liabilities by Sirenza; the timing and execution of the close of the acquisition and subsequent integration of assets; the synergies with Vari-L and related benefits envisioned by Sirenza, including accretion to Sirenza’s financial results; and the timing, amounts and use of proceeds of secured bridge loans from Sirenza to Vari-L. Sirenza cautions readers that such statements are, in fact, predictions that are subject to risks and uncertainties, and that actual events or results may differ materially. Factors that could cause actual events or results to differ materially include: the inability to close, or delays in closing, the Vari-L acquisition; the ability to successfully integrate the assets, management teams and processes of the two companies; the actual amount of charges and transaction expenses associated with the acquisition; the ability to realize expected synergies with Vari-L and the related benefits envisioned by Sirenza; the actual amount to be drawn by Vari-L on its secured bridge loan facility with Sirenza; the possibility that the purchase price, and thus the number of shares of common stock to be issued and the amount of cash to be paid, may increase due to a working capital adjustment of the purchase price that is provided for in the definitive agreement; the response by customers of Sirenza or Vari-L to the acquisition; and customers’ further reductions of planned production volumes, further delays in the build-out of new wireless and wireline network infrastructure, delays in the implementation of next-generation equipment, decreased demand for products that contain RF components, and/or exertion of downward pressure on the pricing of the company’s components. Each and all of these factors could be due to overall general economic or telecommunications market conditions, or conditions in the mobile and fixed wireless and wireline infrastructure markets, or otherwise. Additional factors include the possible underutilization of the company’s manufacturing facilities, whether as a result of the factors described above or otherwise, and the integration and financial performance of the company’s new Integrated Power Products business within Sirenza and the resulting benefits of the business combination to Sirenza. Other factors that could cause actual events or results to differ materially from those in the forward-looking statements are included in Sirenza’s and Vari-L’s respective filings with the Securities and Exchange Commission (SEC), specifically Sirenza’s Form 10-K filed in March 2002 and Form 10-Q filed in November 2002, and Vari-L’s Form 10-K filed in October 2002 and Form 10-Q filed in November 2002. Sirenza undertakes no obligation to update its forward-looking statements at any time or for any reason.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Sirenza intends to file a registration statement on Form S-4 in connection with the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Vari-L, and Vari-L intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Vari-L are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Sirenza, Vari-L and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Sirenza or Vari-L. Sirenza and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Vari-L in favor of the transaction. Vari-L and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Vari-L in favor of the transaction. Information regarding Sirenza’s executive officers and directors is contained in Sirenza’s Form 10-K for the year ended December 31, 2001 and its proxy statement dated April 1, 2002, both of which are filed with the SEC. Information regarding Vari-L’s executive officers and directors is contained in Vari-L’s Form 10-K for the year ended June 30, 2002, which is filed with the SEC. A description of employment agreements and other interests of the Sirenza and Vari-L executive officers and directors will be available in the registration statement and the proxy statement/prospectus.

In addition to the registration statement on Form S-4 to be filed by Sirenza in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Vari-L in connection with the transaction, Sirenza and Vari-L each file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Sirenza and Vari-L with the SEC are also available for free at the SEC’s website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from Sirenza or Vari-L.